

November 21, 2024

Jeffrey M. Thompson
Chief Executive Officer
Red Cat Holdings, Inc.
15 Ave. Munoz Rivera, Ste. 2200
San Juan, PR 00901

> **Re: Red Cat Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 14, 2024**
> **File No. 333-283242**

Dear Jeffrey M. Thompson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kathleen Krebs at 202-551-3350 or Jan Woo at 202-551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Joe Laxague, Esq.